Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-131716

PROSPECTUS SUPPLEMENT NO. 6

to prospectus dated July 27, 2006, as amended on April 9, 2007

10,250,000 Shares

Common Stock

The following information supplements the prospectus dated July 27, 2006, as amended on April 9, 2007, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,250,000 shares of our common stock. This prospectus supplement includes our Current Report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on May 25, 2007.

The information contained in such report is dated as of the date of such report. This prospectus supplement should be read in conjunction with the prospectus dated July 27, 2006, as amended on April 9, 2007, and prior prospectus supplements, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 27, 2006, as amended on April 9, 2007, including any supplements or amendments thereto.

Investing in the shares involves risks and uncertainties. See “Risk Factors” beginning on page 10 of the prospectus dated July 27, 2006, as amended on April 9, 2007, and the risk factors included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 25, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 24, 2007

GEOMET, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-52155	76-0662382
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

909 Fannin, Suite 1850

Houston, Texas 77010

(Address of Registrant’s Principal Executive Offices)

(713) 659-3855

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On May 24, 2007, GeoMet, Inc. issued a press release announcing the Circuit Court of Buchanan County, Virginia issued an interlocutory order on May 23, 2007 declaring that a mineral lease between CNX Gas Corporation (“CNX”) and Pocahontas Mining Limited Liability Company (“PMC”) to explore and produce coalbed methane also included the exclusive right of CNX to transport gas across the PMC property. Pursuant to a right-of-way agreement GeoMet entered into with PMC, GeoMet constructed approximately six miles of a 12-mile gathering line across the PMC property. GeoMet intends to appeal the Circuit Court’s order. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is furnished as part of this Current Report on Form 8-K:

Exhibit No.	Description
99.1	Press release dated May 24, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GeoMet, Inc.

Date: May 24, 2007	By:	/s/ William C. Rankin
William C. Rankin
Executive Vice President, Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated May 24, 2007

Exhibit 99.1

GeoMet Announces Unfavorable Interlocutory Order

in Pipeline Right-of-Way Dispute

Houston, Texas – May 24, 2007 - GeoMet, Inc. (NASDAQ: GMET) (“GeoMet”) announced that the Circuit Court of Buchanan County, Virginia issued an interlocutory order yesterday declaring that a mineral lease between CNX Gas Corporation (“CNX”) and Pocahontas Mining Limited Liability Company (“PMC”) to explore and produce coalbed methane also included the exclusive right of CNX to transport gas across the PMC property. Relying on a later right of way granted by PMC across the surface of the property, GeoMet Gathering Company LLC (“GeoMet Gathering”), successor in interest to GeoMet Operating Company, Inc., both wholly owned subsidiaries of GeoMet, constructed approximately six miles of a 12-mile gathering line across the PMC property.

The parties and the Buchanan County Circuit Court all agreed and stipulated to allow an appeal of the Order by GeoMet Gathering and PMC pursuant to Va. Code Ann. § 8.01-670.1 which allows the appeal of interlocutory orders involving a question of law as to which (i) there is substantial ground for difference of opinion, (ii) there is no clear precedent, (iii) determination of which will be dispositive of a material aspect of the pending trial and (iv) the parties and the court agree that it is in the parties’ best interest to seek an appeal. GeoMet Gathering intends to appeal this ruling and to vigorously pursue other legal remedies.

The Order, which was suspended pending appeal subject to certain conditions, requires GeoMet Gathering to halt transportation and remove the pipeline from the PMC property. The conditions include the obligation to deposit into a trust account all net proceeds from any sales of gas transported over the PMC property. GeoMet Gathering may continue to transport gas through its 12-mile pipeline pending a final decision on the appeal. GeoMet Gathering and PMC were allowed to file an Amended Complaint raising additional issues of fact, which, if decided in favor of GeoMet Gathering and PMC, would render the Order moot. A trial date on these additional issues will not be set until the appeal has been finally decided.

The 12-mile gathering pipeline connects gas sales volumes from the Company’s Pond Creek field to the Jewell Ridge lateral pipeline operated by East Tennessee Natural Gas (“East Tennessee”), a subsidiary of Spectra Energy. GeoMet Gathering commenced service on the gathering pipeline April 1, 2007 and is currently gathering in excess of 15,000 MMBtu per day of gas through the pipeline for redelivery to East Tennessee. Transportation of gas production from the Pond Creek field is also available to GeoMet through a gathering agreement with Cardinal States Gathering Company, a subsidiary of CNX, for redelivery to Columbia Gas Transmission Company. The gathering agreement is cancellable by either party on the first day of a month following thirty days’ notice.

About GeoMet, Inc.

GeoMet, Inc. is an independent energy company engaged in the exploration for and development and production of natural gas from coal seams (“coalbed methane” or “CBM”). Our principal operations and producing properties are located in the Cahaba Basin in Alabama and the Central Appalachian Basin in West Virginia and Virginia. We also control additional oil and gas and coalbed methane development rights, principally in Alabama, British Columbia, Colorado, Louisiana, Virginia, and West Virginia.

For more information please contact Stephen M. Smith at (713) 287-2251 or ssmith@geometcbm.com or visit our website at www.geometinc.com.

Forward Looking Statements Notice

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are our estimate of the sufficiency of our existing capital sources, our ability to raise additional capital to fund cash requirements for future operations, the uncertainties involved in estimating quantities of proved oil and natural gas reserves, in prospect development and property acquisitions and in projecting future rates of production, the timing of development expenditures and drilling of wells, and the operating hazards attendant to the oil and gas business. In particular, careful consideration should be given to cautionary statements made in the various reports the GeoMet has filed with the Securities and Exchange Commission. GeoMet undertakes no duty to update or revise these forward-looking statements.